FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2003.

Total number of pages: 5 .

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. NTN and Nidec to Expand Fluid Dynamic Bearing Unit Business

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2003
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations & Public Relations & Advertising

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange Symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:

Hiroshi Toriba

Executive Director

Investor Relations & Public Relations & Advertising

+81-75-935-6140

HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 21, 2003, in Kyoto, Japan

NTN and Nidec to Expand Fluid Dynamic Bearing Unit Business

  NTN Corporation (”NTN”）and Nidec Corporation (“Nidec”) announced today that they have completed their joint development of a new Fluid Dynamic Bearing unit (“FDB unit”). The new FDB unit features Hydrodynamic BEARPHITE® in its core operation part, which uses NTN’s proprietary oil-impregnated sintered bearing, Both companies are stepping up production to cope with anticipated demand growth. The joint venture expects the new FDB units to set a de facto global standard for sintered-alloy-based fluid dynamic bearing units used in 2.5-inch-and-below hard disk drive motors (“HDD motors”), following the one NTN has previously established for 3.5-inch equivalents.

NTN-Nidec (Zhejiang) Corporation

  At the end of last year, NTN and Nidec co-founded NTN-NIIDEC (ZHEJIANG) CORPORATION (“NTN-Nidec”) in China to manufacture Hydrodynamic BEARPHITE®-based FDB units. In prospect of forthcoming demand growth, NTN-Nidec plans to increase production volume to 4,000,000 units per month by next spring and 8,000,000 units per month by the end of March 2005. The FDB units have been built into Nidec’s HDD motors and supplied to the market since Nidec acquired technical approvals from a few of its major customers.

　  In a move to broaden its business, NTN-Nidec is also developing lower-cost alternatives to its latest FDB units. Measures taken include modifications of material, shape, and manufacturing method employed to produce shafts, housings and other component parts surrounding the Hydrodynamic BEARPHITE®. NTN-Nidec is bringing to market FDB units for 2.5 inch-and-below HDD motors, in addition to its existing 3.5-inch-directed models, aiming to attain 40% share of the world FDB unit market.

 After many years of devotion to commercializing Hydrodynamic BEARPHITE®, NTN today produces 1,000,000 pieces of them a month domestically, and is moving further toward its monthly volume target of 2,000,000 pieces. In the meantime, NTN’s Thailand plant named NTN MANUFACTURING (THAILAND) CO., LTD.(“NMT”) also began production this April with a monthly output of 2,000,000 pieces. NTN-Nidec’s expansion program entails NMT’s production boost equal to 8,000,000 pieces per month, allowing NTN’s group-wide monthly output to reach approximately 10,000,000 pieces within and outside the country.

NTN Manufacturing (Thailand) Co., Ltd.

    NTN Hydrodynamic BEARPHITE® employs a porous fluid dynamic bearing―an innovative bearing component blessed with various technical expertise and know-how, enabling to provide customers with highly sophisticated items at reasonably low prices. They are increasingly being used in applications such as brushless motors for computer HDD, fan motors, and laser beam printers. Demand for Hydrodynamic BEARPHITE is deemed to continue expanding both in variety and uses. Prospective areas include: information appliances (home TV recorders, compact information storage devices, etc), and laptop computers.

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this press release with respect to Nidec and NTN’s current plans, estimates, strategies and beliefs, including any forecasts or projections, and other statements that are not historical facts, are forward-looking statements within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934. These statements are based on management’s expectations, assumptions and beliefs in light of information currently available to it, and  could cause actual results to be different, possibly materially, from those discussed in forward-looking statements. Potential risks and uncertainties include, but are not limited to: (i) the ability of NTN-Nidec and NTN to design, develop, mass produce and win acceptance of FDB units, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (ii) general economic conditions in the markets for computer, information technology and related products (in which FDB units are used), particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly those of the Japanese yen against the U.S. dollar and other currencies in which Nidec, NTN and NTN-Nidec make significant sales or in which their assets and liabilities are denominated, and (iv) adverse changes in laws, regulations or economic policies in any of the countries where Nidec, NTN and NTN-Nidec have manufacturing operations,